Filed Pursuant to Rule 424(b)(3)

File No. 333-153862

Grant Park Fund June 2011 Update

July 20, 2011

Supplement dated July 20, 2011 to Prospectus dated April 29, 2011
Class	June ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-3.8%	-7.8%	$57.1M	$1,372.42
B	-3.8%	-8.1%	$550.2M	$1,167.81
Legacy 1	-3.6%	-6.8%	$6.2M	$955.52
Legacy 2	-3.7%	-6.9%	$11.8M	$948.95
Global 1	-3.3%	-7.6%	$12.6M	$910.02
Global 2	-3.4%	-7.7%	$22.3M	$902.78
Global 3	-3.5%	-8.6%	$198.5M	$865.00

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Investor Update

Effective June 1, 2011, Rabar Market Research, Inc. was allocated less than 10% of Grant Park’s net assets to manage with respect to the Global 1 Class, Global 2 Class and Global 3 Class units. Additional supplements were filed during the month of June. Please check www.grantparkfunds.com for updates.

Sector Commentary

Currencies: The U.S. dollar posted strong gains against international counterparts after reports showed a narrower U.S. trade deficit. The dollar rose higher on increased demand for safe-haven assets amidst continuing concerns regarding a potential Greek debt collapse. Conversely, higher-yielding currencies, including the Australian and New Zealand dollars experienced heavy losses as investors sought safer investments.

Energy: Crude oil markets fell nearly 12% in June following depressed industrial demand forecasts which spurred liquidations. Adding to crude oil’s declines were improved supply forecasts stemming from increased production in Saudi Arabia and the release of reserves from the International Energy Agency. Natural gas also moved lower as U.S. Energy Information Administration reports showed a larger-than-expected increase in domestic inventories.

Equities: Ongoing uncertainty regarding the fate of the Greek financial system weighed heavily on the equity markets. Uncertainty about a possible Greek collapse caused investors to liquidate global equity positions and adopt more risk-averse portfolios. Furthering the decline in the North American markets was disappointing unemployment data and cautious comments from the Chairman of the U.S. Federal Reserve.

Fixed Income: U.S. Treasuries predominantly finished higher as equity weakness increased demand for more risk-averse assets. Also adding to the rally in the domestic debt markets were reports showing an increase in Chinese demand for U.S. debt. In the Eurozone, Bund prices also moved higher as comments from the European Central Bank President failed to provide any clarity on the timeframe for a new Greek bailout plan.

Grains/Foods: Alleviated supply concerns in the grains markets put heavy pressure on prices. Favorable weather conditions in key U.S. farming regions and the lifting of a Russian grains export ban were the main drivers behind elevated supply forecasts. Sugar prices rallied sharply due to delays at key Brazilian ports and weak Brazilian supply data.

Metals: Precious metals markets fell, driven lower by liquidations from large commodity funds attempting to lock in profits following recent upward trends in the gold and silver markets. Base metals markets also moved lower due to weak global economic data including falling U.S. home prices, weak consumer confidence in Germany, and disappointing Chinese manufacturing data. Also weighing on the base and precious metals markets was a stronger U.S. dollar.

Sincerely,

David Kavanagh

President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement

(Prepared from books without audit)

For the month ended June 30, 2011

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	-$21,635,047	-$2,347,913
Change In Unrealized Income (Loss)	-7,606,526	-37,611,872
Brokerage Commission	-345,245	-1,442,925
Exchange, Clearing Fee and NFA Charges	-161,905	-868,926
Other Trading Costs	-550,667	-4,326,522
Change in Accrued Commission	27,709	25,108
Net Trading Income (Loss)	-30,271,681	-46,573,050

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$181,623	$1,409,327
Interest, Other	51,873	419,797
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	9,408	72,393
Total Income (Loss)	-30,028,777	-44,671,533

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	-1,102,409	1,763,036
Operating Expenses	181,147	1,138,342
Organization and Offering Expenses	207,755	1,302,800
Brokerage Expenses	4,261,115	27,051,180
Dividend Expenses	18,545	159,212
Total Expenses	3,566,153	31,414,570

Net Income (Loss)	-$33,594,930	-$76,086,103

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$880,873,994	$891,912,771
Additions	18,126,998	90,595,829
Net Income (Loss)	-33,594,930	-76,086,103
Redemptions	-6,648,206	-47,664,641
Balance at JUNE 30, 2011	$858,757,856	$858,757,856

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,372.417	41,577.48885	$57,061,658	-3.79%	-7.81%
B	$1,167.812	471,179.49694	$550,249,092	-3.84%	-8.11%
Legacy 1	$955.520	6,531.27060	$6,240,763	-3.62%	-6.77%
Legacy 2	$948.948	12,404.72741	$11,771,446	-3.66%	-6.95%
Global 1	$910.015	13,893.49265	$12,643,292	-3.33%	-7.55%
Global 2	$902.778	24,651.00598	$22,254,395	-3.36%	-7.69%
Global 3	$864.999	229,523.13562	$198,537,210	-3.50%	-8.56%

To the best of my knowledge and belief the information contained herein is accurate and complete.

David Kavanagh, President For Dearborn Capital Management, LLC General Partner of Grant Park Futures Fund, Limited Partnership